EXHIBIT A



                           First Quarter Press Release

                    Planning Sciences reports record results
                             for first quarter 1996

Boston, MA, May 17, 1996 -- Planning Sciences International plc, (NASDAQ:
PLNSY), a market leader in Enterprise Decision Support systems, today announced record financial results for the first quarter ended March 31, 1996. Revenues have grown to $5.2 million from $3.8 million in the equivalent period last year. Income before provision for taxes has risen by 43.5% to $0.5 million. Earnings per share (fully diluted) were $0.04 per share compared to $0.03 per share in the equivalent period last year.

These results reflect continued, strong demand for the company's Gentia Enterprise OLAP software and its ancillary services. First quarter revenues in 1996 exceeded fourth quarter revenues in 1995, which were $4.4 million, an increase of 18.1%.

"These excellent first quarter results indicate the sustained growth Planning Sciences is experiencing," said Paul Rolph, chairman and chief executive officer of Planning Sciences. "It is particularly pleasing to report such strong revenue growth in the first quarter of 1996, which reflects the leading role Gentia is now playing in many Enterprise OLAP solutions world-wide."



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                                      - 2 -

"Banking, mortgage lending and insurance continue to be key vertical markets for us. We closed a number of significant deals in these sectors alone during the first quarter of 1996," continued Paul Rolph.

Further information

On April 30, 1996, Planning Sciences International plc completed its initial public offering (IPO) of 3,000,000 American Depositary Shares, representing 3,000,000 ordinary shares at $16.00 a share, of which 2,000,000 shares were sold by the company and 1,000,000 shares were sold by selling shareholders. The company received proceeds of approximately $29.7 million from the IPO, net of issuance costs.

The company recently announced the appointment of Charles J. Palmer as chief executive officer and president of Planning Sciences, Inc. As part of the move, he also becomes executive vice president of Planning Sciences International plc.

Palmer joins Planning Sciences, Inc. from Comshare where he was vice president, North American Operations. "This is the right man joining the right company at the right time," said Paul Rolph. "Charles Palmer's knowledge of this business is second to none and I've no doubt he'll make a great contribution to realizing our vision."


NOTES TO EDITORS

Planning Sciences International, plc, founded in 1983, focuses on the development of the Enterprise Decision Support System, Gentia. The global headquarters of the company is in London. Planning Sciences, Inc., has offices in Boston, Denver, Atlanta, Los Angeles and San Francisco and is responsible for developing the North American market.

Gentia is a high performance client/server decision support system for complex business analysis and reporting. Gentia applications are deployed using a distributed agent based architecture which ensures delivery of key information to the desktop of decision makers throughout an Enterprise.

Gentia's world-wide client list of over 200 corporate and public sector organizations includes: News International, ALCOA Building Products, Barclays Bank, Volvo and Walt Disney.

Internet users can obtain further information on Planning Sciences via the Planning Sciences home page: http://www.gentia.com.


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                                      - 3 -

         PLANNING SCIENCES INTERNATIONAL PLC
         Condensed Consolidated Statement of Operations
         (Unaudited)

                                                              ----------------------------------------
                                                                        Three months ended
                                                              ----------------------------------------
                                                              March 31, 1996            March 31, 1995
                                                              ----------------------------------------
                                                              (in thousands, except per share amounts)

                                                                   US$                       US$
         Revenues:
                  License                                          3,313                     2,570
                  Services and other                               1,890                     1,245
                                                                --------                   -------
                                                                   5,203                     3,815
                                                                --------                   -------

         Cost of revenues
                  License                                            102                        68
                  Services and other                               1,032                       764
                                                                --------                   -------
                                                                   1,134                       832
                                                                --------                   -------

                  Gross profit                                     4,069                     2,983

         Operating expenses
                  Sales and marketing                              2,067                     1,500
                  Research and development                           597                       379
                  General and administrative                         885                       694
                                                                --------                   -------
         Total operating expenses                                  3,549                     2,573
                                                                --------                   -------
                  Income from operations                             520                       410
         Other income (expense)                                       (2)                      (49)
                  Income before provision for taxes                  518                       361
         Provision for income taxes                                  192                       137
                                                                --------                   -------
                  Net income                                         326                       224
                                                                ========                   =======

         Net income per share                                      $0.04                     $0.03

         Weighted average shares outstanding                       8,895                     7,896



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                                      - 4 -

         PLANNING SCIENCES INTERNATIONAL PLC
         Condensed Consolidated Balance Sheets


                                                                        -------------------------------------------------
                                                                        March 31, 1996                  December 31, 1995
                                                                        -------------------------------------------------
                                                                          (unaudited)                      (audited)
                                                                        -------------------------------------------------
                                                                                        (in thousands)

                                                                                US$                            US$
         Assets
         Current assets:
                  Cash and cash equivalents                                     639                       2,280
                  Accounts receivable, net of allowances                      5,018                       4,001
                  for doubtful accounts of $292 at March 31, 1996
                  (December 31, 1995 - $290)
                  Prepaid expenses and other current assets                   1,354                        381
                                                                           --------                   --------
                           Total current assets                               7,011                      6,662
                                                                           --------                   --------

         Property and equipment, net                                          1,527                      1,093
                                                                           --------                   --------
         Total assets                                                         8,538                      7,755
                                                                           --------                   --------

         Liabilities and shareholders' equity

         Current liabilities:
                  Bank overdraft                                                 -                        391
                  Current portion of lease obligations                         179                         84
                  Accounts payable                                             771                        546
                  Taxes payable                                                458                        310
                  Accrued liabilities                                        1,118                      1,030
                  Deferred revenues                                          2,291                      1,967
                  UK value added tax                                           293                        373
                  Other accounts payable                                       328                        355
                                                                          --------                    -------
                           Total current liabilities                         5,438                      5,056

         Non current liabilities:
                  Deferred taxation                                             34                         34
                  Long-term portion of lease obligations                       320                        175
                                                                         ---------                    -------
                  Total liabilities                                          5,792                      5,265

         Shareholder's equity:
                  Ordinary shares                                            1,565                      1,565
                  Preference shares                                              -                          -
                  Additional paid-in capital                                   715                        715
                  Retained earnings                                            604                        278
                  Minority interest                                              3                          -
                  Cumulative translation adjustment                           (141)                       (68)
                                                                        ----------                   --------
                           Total shareholders' equity                        2,746                      2,490
                                                                        ----------                   --------
         Total liabilities and shareholders' equity                          8,538                      7,755
                                                                        ----------                   --------